

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of April 30, 2025

The principal balances and results accumulated for the period ending April 2025 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	2,241,302
Loans and accounts receivables from customers and banks, net	39,787,285
Loans and accounts receivables from customers at fair value, net	117,553
Financial instruments	9,722,441
Financial derivative contracts	11,746,807
Other asset ítems	5,659,786
Total assets	**69,275,174**

Principal liabilities	MCh$
Deposits and other demand liabilities	15,040,458
Time deposits and other time liabilities	17,432,188
Issued debt and regulatory capital instruments	10,455,724
Financial derivative contracts	12,091,389
Other liabilities ítems	9,720,193
Total equity	4,535,222
Total liabilities and Equity	**69,275,174**

Equity attributable to:	
Equity holders of the Bank	4,426,545
Non-controlling interest	108,677

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	694,438
Net fee and commission income	199,629
Result from financial operations	92,672
Total operating income	**986,739**
Provision for loan losses	(193,778)
Support expenses	(325,911)
Other results	(22,941)
Income before tax	**444,109**
Income tax expense	(63,900)
Net income for the period	**380,209**

Attributable to:	
Equity holders of the Bank	374,788
Non-controlling interest	5,421

JONATHAN COVARRUBIAS H.

Chief Accounting Officer

ROMAN BLANCO R.

Chief Executive Officer



BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de Abril de 2025

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Abril de 2025 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO	
Principales rubros del activo	**MM$**
Efectivo y depósitos en bancos	2.241.302
Créditos y cuentas por cobrar a clientes y bancos	39.787.285
Créditos y cuentas por cobrar a clientes a valor razonable	117.553
Instrumentos financieros	9.722.441
Contratos de derivados financieros	11.746.807
Otros rubros del activo	5.659.786
Total Activos	**69.275.174**
Principales rubros del pasivo	**MM$**
Depósitos y otras obligaciones a la vista	15.040.458
Depósitos y otras captaciones a plazo	17.432.188
Instrumentos de deuda y capital regulatorio emitidos	10.455.724
Contratos de derivados financieros	12.091.389
Otros rubros del pasivo	9.720.193
Total patrimonio	4.535.222
Total Pasivos y Patrimonio	**69.275.174**
Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.426.545
Interés no controlador	108.677

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO	
Resultados operacionales	**MM$**
Ingresos netos por intereses y reajustes	694.438
Ingresos netos de comisiones	199.629
Resultado de operaciones financieras	92.672
Total ingresos operacionales	**986.739**
Gasto de pérdidas crediticias	(193.778)
Gastos de apoyo	(325.911)
Otros resultados	(22.941)
Resultado antes de impuesto	**444.109**
Impuesto a la renta	(63.900)
Utilidad consolidada del periodo	**380.209**
Resultado atribuible a:	
Tenedores patrimoniales del Banco	374.788
Interés no controlador	5.421

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence,

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